SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 4)

                   Under the Securities Exchange Act of 1934*

                            Carrizo Oil & Gas, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  144577 10 3
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Paul B. Loyd, Jr.
                            Carrizo Oil & Gas, Inc.
                        14701 St. Mary's Lane, Suite 800
                              Houston, Texas 77079
                                 (281) 496-1352
- ------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 30, 2003
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 144577 10 3
- ------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul B. Loyd, Jr.

- ------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]

                                                                       (b) [X]

- ------------------------------------------------------------------------------
3    SEC USE ONLY


- ------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00

- ------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    [ ]

- ------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

- ------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      1,355,299 Shares (92,006 of which are issuable upon the exercise of a warrant and 20,000 of which are issuable upon the exercise of certain options)

                 ---------------------------------------------------------------
                 8    SHARED VOTING POWER
  NUMBER OF
   SHARES             0 Shares
BENEFICIALLY
  OWNED BY       ---------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON            1,355,299 Shares (92,006 of which are issuable upon the
     WITH             exercise of a warrant and 20,000 of which are issuable
                      upon the exercise of certain options)

                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0 Shares

- ------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,355,299 Shares

- ------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]


- ------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     9.4%

- ------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

- ------------------------------------------------------------------------------


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INTRODUCTORY NOTE.

               This Amendment No. 4 to Schedule 13D is being filed on behalf Paul B. Loyd, Jr. ("Mr. Loyd") to supplement certain information set forth in the Schedule 13D relating to securities of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"), originally filed by Mr. Loyd on August 21, 1997 and amended by Amendment No. 1 dated January 8, 1998, Amendment No. 2 dated December 15, 1999 and Amendment No. 3 dated February 20, 2002 (as so amended, the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of the Company. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

Item 4.        Purpose of Transaction

               On December 30, 2002, Mr. Loyd donated 77,175 shares of Common Stock as a charitable gift.

               On September 24, 2003,  Mr. Loyd sold on the Nasdaq Stock Market:
3,100 shares of Common Stock for an aggregate sales price of $22,022 ($7.10 per share, including commissions; $7.03 per share, excluding commissions); 40,900 shares of Common Stock for an aggregate sales price of $296,525 ($7.25 per share, including commissions; $7.18 per share, excluding commissions); 58,000 shares of Common Stock for an aggregate sales price of $414,700 ($7.15 per share, including commissions; $7.08 per share, excluding commissions); and 10,000 shares of Common Stock for an aggregate sales price of $72,700 ($7.27 per share, including commissions; $7.20 per share, excluding commissions).

               On September 25, 2003,  Mr. Loyd sold on the Nasdaq Stock Market:
5,500 shares of Common Stock for an aggregate sales price of $38,500 ($7.00 per share, including commissions; $6.85 per share, excluding commissions); 1,077 shares of Common Stock for an aggregate sales price of $7,614.39 ($7.07 per share, including commissions; $6.92 per share, excluding commissions); 2 shares of Common Stock for an aggregate sales price of $14.20 ($7.10 per share, including commissions; $6.95 per share, excluding commissions); 300 shares of Common Stock for an aggregate sales price of $2,205 ($7.35 per share, including commissions; $7.28 per share, excluding commissions); 12,900 shares of Common Stock for an aggregate sales price of $94,170 ($7.30 per share, including commissions; $7.23 per share, excluding commissions); 3,000 shares of Common
Stock for an aggregate sales price of $21,930 ($7.31 per share, including commissions; $7.23 per share, excluding commissions); 1,500 shares of Common
Stock for an aggregate sales price of $10,920 ($7.28 per share, including commissions; $7.21 per share, excluding commissions); 9,500 shares of Common
Stock for an aggregate sales price of $68,970 ($7.26 per share, including commissions; $7.19 per share, excluding commissions); 18,900 shares of Common
Stock for an aggregate sales price of $137,025 ($7.25 per share, including commissions; $7.18 per share, excluding commissions) and 600 shares of Common Stock for an aggregate sales price of $4,338 ($7.23 per share, including commissions; $7.16 per share, excluding commissions).

               On September 30, 2003,  Mr. Loyd sold on the Nasdaq Stock Market:
9,100 shares of Common Stock for an aggregate sales price of $64,610 ($7.10 per share, including commissions; $7.03 per share, excluding commissions); 2,131 shares of Common Stock for an

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aggregate  sales price of $15,236.65  ($7.15 per share,  including  commissions;
$7.08 per share, excluding commissions); 1,500 shares of Common Stock for an aggregate sales price of $10,785 ($7.19 per share, including commissions; $7.12 per share, excluding commissions); 2,000 shares of Common Stock for an aggregate sales price of $14,280 ($7.14 per share, including commissions; $7.07 per share, excluding commissions); and 1,000 shares of Common Stock for an aggregate sales price of $7,120 ($7.12 per share, including commissions; $7.05 per share, excluding commissions).

               On October 1, 2003,  Mr.  Loyd sold on the Nasdaq  Stock  Market:
1,000 shares of Common Stock for an aggregate sales price of $7,070 ($7.07 per share, including commissions; $7.00 per share, excluding commissions); 2,600 shares of Common Stock for an aggregate sales price of $18,460 ($7.10 per share, including commissions; $7.03 per share, excluding commissions); and 1,430 shares of Common Stock for an aggregate sales price of $10,253.10 ($7.17 per share, including commissions; $7.10 per share, excluding commissions).

               On October 9, 2003, Mr. Loyd sold on the Nasdaq Stock Market: 400 shares of Common Stock for an aggregate sales price of $2,864 ($7.16 per share including commissions; $7.09 per share excluding commissions); 6,460 shares of Common Stock for an aggregate sales price of $45,866 ($7.10 per share including commissions; $7.03 per share excluding commissions); 600 shares of Common Stock for an aggregate sales price of $4,272 ($7.12 per share including commissions; $7.05 per share excluding commissions); 27,000 shares of Common Stock for an aggregate sales price of $193,050 ($7.15 per share including commissions; $7.08 per share excluding commissions); 2,600 shares of Common Stock for an aggregate sales price of $18,408 ($7.08 per share including commissions; $7.01 per share excluding commissions); 1,500 shares of Common Stock for an aggregate sales price of $10,770 ($7.18 per share including commissions; $7.11 per share excluding commissions); 4,600 shares of Common Stock for an aggregate sales price of $33,028 ($7.20 per share including commissions; $7.13 per share excluding commissions); and 800 shares of Common Stock for an aggregate sales price of $5,672 ($7.09 per share including commissions; $7.01 per share excluding commissions).

Item 5.         Interest in Securities of the Issuer

               As of November 17, 2003, Mr. Loyd beneficially owns an aggregate of 1,355,299 shares of Common Stock (approximately 9.4% of the 14,485,557 shares deemed to be outstanding as of September 30, 2003 (consisting of 14,373,551 shares of Common Stock, 92,006 warrants to purchase Common Stock and 20,000 options that are exercisable within 60 days)). Such ownership does not include any beneficial ownership that may be attributed to Mr. Loyd as a result of his being a party to certain Shareholders Agreements described in the Original Statement.

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               After  reasonable  inquiry and to the best of his  knowledge  and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 30, 2003.

                                                /s/ Paul B. Loyd, Jr.
                                                --------------------------------
                                                Paul B. Loyd, Jr.

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